                             [NETRATINGS LETTERHEAD]



February 19, 2002

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      NetRatings, Inc.
         Registration Statement on Form S-4
         File No. 333-73914

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, NetRatings, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-4, File No. 333-73914 (the "Registration Statement"). The Company has elected not to proceed with the Registration Statement due to a mutual termination entered into on February 19, 2002 of the Agreement and Plan of Merger between the Company and Jupiter Media Metrix, Inc., dated October 25, 2001. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Jon Perry of Gray Cary Ware & Freidenrich at 650-833-2447, or Jack R. Lazar, our Chief Financial Officer, at 408-941-2900.

Sincerely,

/s/ DAVID J. TOTH

David J. Toth
President and Chief Executive Officer

cc:      Owen Pinkerton, Securities and Exchange Commission
         Jon Perry, Gray Cary Ware and Freidenrich LLP